SECURI 04017665 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A+f
3-30-2004

0m
3/25

SEC FILE NUMBER
~~8-43567~~ 8-45367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financorp Group International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 1402
(No. and Street)

RECD S.E.C.
MAR 3 [illegible]
516

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonio X. Vidal (212) 407-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio X. Vidal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financorp Group International Corp., as of February, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal & Treasurer

Title

Notary Public

MARC AUSFRESSER
Notary Public, State of New York
No. 02AU4709013
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 12/31/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

BERDON[SM]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Financorp Group International Corporation

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financorp Group International Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP
Certified Public Accountants

New York, New York
February 5, 2004

Berdon LLP
CPAs and Advisors

IAPA International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 1,554,360
Receivable from broker	116,612
Other receivables	120,000
NASDAQ securities	31,450
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $301,290)	1,980
Deferred income taxes, less valuation allowance of $20,000	37,100
Other assets	39,500
TOTAL ASSETS	$ 1,901,002

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued taxes	$ 296,530
Accrued liabilities including $25,000 due to parent	70,312
TOTAL LIABILITIES	366,842
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	384,160
TOTAL STOCKHOLDER'S EQUITY	1,534,160
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,901,002

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services and is a wholly-owned subsidiary of Grupo Financorp C.A. (the "Parent"). The Company is a registered broker-dealer.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States.

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those amounts.

Cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. At December 31, 2003, substantially all of the cash and cash equivalents were held at three major financial institutions.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,290,375 which was $1,190,375 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .28 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

NOTE 3 - RECEIVABLE FROM BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

(continued)

NOTE 3 - RECEIVABLE FROM BROKER (Continued)

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no such amounts owed to the clearing broker by these customers.

NOTE 4 - NASDAQ SECURITIES

The Company holds 3,000 NASDAQ common shares and 1,500 warrants. The warrants are exercisable into 6,000 common shares, in four traunches of 1,500 shares each. The exercise price was $13 for the first traunche. The first traunche expired on June 30, 2003. The exercise expiration dates in the remaining traunches expire in one-year periods on June 30th of each year until June 30, 2006. The exercise price increases by one dollar for each year. The shares started trading in an inactive market in July 2002. During the last quarter of the year, the Company adjusted the share valuation to the year-end quoted price resulting in a loss of $1,650.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a noncancellable lease for office space which provides for minimum annual rental payments (including a utility charge) of $117,325 through March 31, 2008. The lease contains provisions for rent escalation based on increases in costs incurred by the lessor. The Company cannot determine what it might owe under the escalation (if any), but the amount would not be material to the financial statements. The lease is guaranteed by the Company's parent.

NOTE 6 - INCOME TAXES

Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

(continued)

NOTE 6 - INCOME TAXES (Continued)

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to the difference between book and tax depreciation and amortization.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003, the Company's parent charged $48,000 for overhead incurred for or on behalf of the Company.